THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq.*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Red Bank, New Jersey 07701
Telephone: (732) 530-9007
* Licensed in NJ	Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
Virginia@SourlisLaw.com

February 28, 2007

VIA EDGAR
Financial Services Group
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. William Friar, Senior Financial Analyst

RE:	Ultitek, Ltd.
Amendment No. 10 to Registration Statement on Form 10-12(g) Commission File No. 0-51819

Dear Mr. Friar:

In response to the Staff’s comment letter, dated February 21, 2007 (the “Comment Letter”), to Amendment No. 9 to Registration Statement on Form 10-SB (File No.: 0-51819) filed by our client, Ultitek, Ltd., a Nevada corporation (the “Company”), with the Securities and Exchange Commission on February 9, 2007, below please find our responses to the Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 10 to the Registration Statement with the SEC today (“Amendment No. 10”). A copy of Amendment No. 10, marked to show changes from Amendment No. 9, accompanies this letter. The Company has also filed today Amendment No. 3 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, therein making the correlating changes made in Amendment No. 10.

Also, as requested in the Comment Letter, attached please find the Company’s acknowledgment in connection with the Registration Statement.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

cc:	Roman Price - Ultitek, Ltd.
Bill Meyler - Meyler & Company, LLC
Robert Boyle - Meyler & Company, LLC

Consolidated Financial Statements

Note A - Restatement

1.
We note your revised disclosures, here and on page 143. However, we cold not locate the inclusion of the changes in the weighted average shares outstanding in your tabular disclosure. Please amend your September 30, 2006 Form 10-Q to add the restatements of the weighted average shares to the tabular disclosures of your restatements and revise to provide all of the related disclosures as set forth in paragraph 25 of SFAS 154. Include a separate tabular disclosure reconciling your beginning earnings per share to the final restated amounts.

The Company has amended its Registration Statement on Form 10-SB and Form 10-QSB for the fiscal quarter ended September 30, 2006 to comply with your comment.

ACKNOWLEDGEMENT

I, Roman Price, as the President, Chief Executive Officer and Chairman of the Board of Ultitek, Ltd., a Nevada corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

1.
The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Registration Statement on Form 10-SB (File No.0-5189), as amended (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “Commission”);

2.	The Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 28th day of February 2007.

ULTITEK, LTD.

By:	/s/ ROMAN PRICE
Name: Roman Price
Title: President, CEO and Chairman